SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, reported today that its controlling shareholder, Willi Food Investments Ltd. ("Willi Food Investments"), reported yesterday that on January 15, 2018 the District Attorney's Office (Taxation and Economics)  has submitted an indictment against Mr. Alexander Granovskyi and Mr. Gregory Gurtovoy, former (indirect) controlling shareholders and officers of Willi Food Investments and of companies under Willi Food Investments' control, and against Joseph Schneerson, former director of Willi Food Investments and of companies under Willi Food Investments' control (collectively, the "Defendants").

The Defendants are accused of offenses under the Israeli Securities Law and the Israeli Penal Law, including reporting offenses, fraudulent receipt, false registration in corporate documents, offenses by managers and employees in the corporation, fraud and breach of trust in the corporation and money laundering.

The Defendants were the former (indirect) controlling shareholders of the company through Willi Food Investments, BSD Crown Ltd. ("BSD") and BGI Investments (1961) Ltd. ("BGI") or former senior officers at those companies. The Defendants transferred from the above mentioned Companies approximately $60 million (mainly from BGI and BSD) to foreign banks as pretended foreign deposits, while pledging such funds to secure loans to private foreign companies related to them. According to the indictment, during January 2016 the Defendants transferred $3 million from a company controlled by the Company, for an investment registered in the Company's books as an investment in bonds of a hotel in the Czech republic, while in fact such investment served as a collateral for repayment of a loan of a company affiliated to Mr. Granovskyi and Mr. Gurtovoy1.

It is clarified that the Defendants, and the CEO and the CFO of the Company and of Willi-Food Investments Ltd. (the parent company) at the time of the alleged events described above, do not hold any positions in the parent company, the Company and any company under the parent company's control.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

1 As of the date of this report the balance of the investment not returned to the Company is $1.5 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer

Date: January 17, 2018